SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Affirm Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

00827B106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00827B106	SCHEDULE 13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS GIC Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,499,514
	6	SHARED VOTING POWER 22,891,450(1)(2)
	7	SOLE DISPOSITIVE POWER 4,499,514
	8	SHARED DISPOSITIVE POWER 22,891,450(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,390,964(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.36%(2)(3)(4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Consists of (i) 11,003,703 shares of Class B Common Stock, par value $0.00001 per share (“Class B Common Stock”), of Affirm Holdings, Inc. (the “Issuer”) and (ii) 11,887,747 shares of Class A Common Stock, par value $0.00001 per share (“Class A Common Stock”), of the Issuer, including 61,650 shares of Class A Common Stock that were received as part of distributions from funds.

(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(3)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 230,046,307 shares of Class A Common Stock outstanding as of November 3, 2022, according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 8, 2022 and (ii) 11,003,703 shares of Class B Common Stock beneficially owned by the Reporting Person.

(4)

The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set for in footnote (1) are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. The percentage reported does not reflect the fifteen for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 00827B106	SCHEDULE 13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS GIC Special Investments Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,891,450 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,891,450 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,891,450(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.50%(2)(3)(4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Consists of (i) 11,003,703 shares of Class B Common Stock and (ii) 11,887,747 shares of Class A Common Stock, including 61,650 shares of Class A Common Stock that were received as part of distributions from funds.

(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(3)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 230,046,307 shares of Class A Common Stock outstanding as of November 3, 2022, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2022 and (ii) 11,003,703 shares of Class B Common Stock beneficially owned by the Reporting Person.

(4)

The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set for in footnote (1) are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. The percentage reported does not reflect the fifteen for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 00827B106	SCHEDULE 13G	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Jasmine Ventures Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,015,106 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,015,106 (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,015,106(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.13%(2)(3)(4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Consists of (i) 11,003,703 shares of Class B Common Stock and (ii) 11,887,747 shares of Class A Common Stock, including 61,650 shares of Class A Common Stock that were received as part of distributions from funds.

(2)	Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.
(3)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 230,046,307 shares of Class A Common Stock outstanding as of November 3, 2022, according to the Form 10-Q filed by the Issuer with the SEC on November 8, 2022 and (ii) 11,003,703 shares of Class B Common Stock beneficially owned by the Reporting Person.

(4)

The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set for in footnote (1) are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. The percentage reported does not reflect the fifteen for one voting power of the Class B Common Stock because these shares are treated as converted into Class A Common Stock for the purpose of this report.

CUSIP No. 00827B106	SCHEDULE 13G	Page 5 of 7 Pages

Item 1(a).	Name of Issuer:

Affirm Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Affirm Holdings, Inc.

650 California Street

San Francisco, California 94108

Item 2(a).	Name of Person Filing:

GIC Private Limited

GIC Special Investments Private Limited

Jasmine Ventures Pte. Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

168 Robinson Road

#37-01 Capital Tower

Singapore 068912

Item 2(c).	Citizenship:

GIC Private Limited – Republic of Singapore

GIC Special Investments Private Limited – Republic of Singapore

Jasmine Ventures Pte. Ltd. – Republic of Singapore

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number:

00827B106.

Item 3.	If this Statement is Filed Pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

Ownership information with respect to GIC Private Limited (“GIC PL”) is incorporated by reference from items (5) through (9) and (11) of the cover page, and the associated footnotes.

Jasmine Ventures Pte. Ltd. (“Jasmine”) shares the power to vote and the power to dispose of 11,003,703 shares of Class B common and 11,011,403 share of Class A stock with GIC Special Investments Pte. Ltd. (“GIC SI”) and GIC PL, both of which are private limited companies incorporated in Singapore. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL. GIC PL is wholly owned by the Government of Singapore and was set up with the sole purpose of managing Singapore’s foreign reserves. The Government of Singapore disclaims beneficial ownership of these shares.

GIC PL is a fund manager and only has two clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC PL has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC PL has the sole power to vote and power to dispose of 4,499,514.0 share of Class A stock, beneficially owned by it.

GIC PL is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of these shares.

CUSIP No. 00827B106	SCHEDULE 13G	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Diane Liang Weishan
Name:	Diane Liang Weishan
Title:	Senior Vice President
Date:	February 7, 2023

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President
Date:	February 7, 2023

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Chan Hoe Yin
Name:	Chan Hoe Yin
Title:	Authorized Signatory
Date:	February 7, 2023

JASMINE VENTURES PTE. LTD.

By:	/s/ Ankur Meattle
Name:	Ankur Meattle
Title:	Director
Date:	February 7, 2023

LIST OF EXHIBITS

Exhibit	Description

A	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 11, 2022 (SEC File No. 005-93244))